601 Lexington Avenue
New York, New York 10022
Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com
November 2, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Mr. John Reynolds Ms. Pamela Howell Mr. Dana Brown

Re:	rue21, inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 26, 2009 File No. 333-161850
Dear Messrs. Reynolds and Brown and Ms. Howell:
     This letter is being furnished on behalf of rue21, inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2009 to Mr. Robert N. Fisch, President and Chief Executive Officer of the Company, with respect to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-161850) (the “Registration Statement”) that was filed with the Commission on October 26, 2009.
     The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.
     In addition, on behalf of the Company, we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3,

U.S. Securities and Exchange Commission
Division of Corporation Finance

except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from Amendment No. 2.
Business, page 56
1.	We reissue comment 10 of our letter dated October 23, 2009. We continue to note from the table on page 44 that you experience greater net sales and net income in the second and fourth quarters. Please revise the discussion of seasonality accordingly.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 66 relating to the seasonality of its net sales to disclose that the Company experiences greater net sales in its second and fourth fiscal quarters.
Executive Compensation, page 72
2.	We note your response to comment 13 of our letter dated October 23, 2009. You state that there were “individual performance objectives established for each of [y]our executive officers.” Please disclose the individual performance objectives for each named executive officer and state how they are reflected in awarding the bonus.
     Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 76. We respectfully advise the Staff that, at the commencement of an executive officer’s employment with the Company, the president and chief executive officer and/or the board of directors typically sets a target level of bonus, which is set as a percentage of the executive officer’s annual base salary. The target level is based on the executive officer’s scope of responsibility and ability to positively impact the Company’s performance. The actual bonus awarded is based on the actual financial performance of the Company, not on individual performance objectives.

* * * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance

     Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely, /s/ Joshua N. Korff Joshua N. Korff KIRKLAND & ELLIS LLP

cc:	Robert N. Fisch Keith A. McDonough rue21, inc.

William F. Gorin Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP